Exhibit 99.1:

RNS Number : 7820M

Unilever PLC

01 August 2017

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Ritva Sotamaa
2	Reason for the notification
a)	Position/status	Chief Legal Officer (a member of the Unilever Leadership Excecutive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction

Unilever PLC Ordinary shares of 3 1/9p each have vested based on the July 2014 conditional rights awards pursuant to the Unilever Global Share Incentive Plan 2007.

Ms Sotamaa received 4,187 Unilever PLC Ordinary shares of 3 1/9p each after using a performance factor of 70% and including dividend reinvestment.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s) Volume(s) 4327.0p 4,187

e)	Aggregated information - Volume - Total	4,187 £181,171.49
f)	Date of the transaction	2017-07-28
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Kevin Havelock
2	Reason for the notification
a)	Position/status	President, Refreshment (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78

b)	Nature of the transaction

Acquisition of 3,245 Unilever PLC Ordinary shares of 3 1/9p each ("Shares")  (for nil consideration) following the distribution of Shares to satisfy vested entitlements pursuant to the Unilever Global Share Incentive Plan 2007.

As announced on 31 July 2012, Unilever PLC restructured the reward packages of a small group of long standing UK employees. As part of this restructuring, Unilever PLC agreed with Kevin Havelock (PDMR) to replace his contractual entitlement to pension benefits with a right to receive Shares under the Unilever Global Share Incentive Plan 2007 (the "Award"), as detailed within that announcement on 31 July 2012. The Shares acquired by Mr Havelock (5,110 Shares) represent the satisfaction of 20% of his Award (after tax withholding 2,879 Shares), inclusive of dividend equivalents (1,014 Shares) earned in the form of additional Shares.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s) Volume(s) 4321.5p 3,245
e)	Aggregated information - Volume - Total	3,245 £140,232.68
f)	Date of the transaction	2017-07-31
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Keith Weed
2	Reason for the notification
a)	Position/status	Chief Marketing & Communications Officer (a member of the Unilever Leadership Executive ("ULE"))
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction

Acquisition of 16,524 Unilever PLC Ordinary shares of 3 1/9p each ("Shares")  (for nil consideration) following the distribution of Shares to satisfy vested entitlements pursuant to the Unilever Global Share Incentive Plan 2007.

This announcement follows the announcement made by Unilever PLC on 25 July 2017 which foreshadowed this transaction.

As announced on 31 July 2012, Unilever PLC restructured the reward packages of a small group of long standing UK employees. As part of this restructuring, Unilever PLC agreed with Keith Weed (PDMR) to replace his contractual entitlement to pension benefits with a right to receive Shares under the Unilever Global Share Incentive Plan 2007 (the "Award"), as detailed within that announcement on 31 July 2012. The Shares acquired by Mr Weed (26,016 Shares) represent the satisfaction of 60% of his Award (after tax withholding 14,655 Shares), inclusive of dividend equivalents (5,163 Shares) earned in the form of additional Shares.

c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s) Volume(s) 4321.5p 16,524
e)	Aggregated information - Volume - Total	16,524 £714,084.66
f)	Date of the transaction	2017-07-31
g)	Place of the transaction	London Stock Exchange - XLON

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Mary Ma
2	Reason for the notification
a)	Position/status	Non-Executive Director
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Purchase of shares.
c)	Currency	GBP - British Pound
d)	Price(s) and volume(s)	Price(s) Volume(s) 4311.5p 460
e)	Aggregated information - Volume - Total	460 £19,832.90
f)	Date of the transaction	2017-08-01
g)	Place of the transaction	London Stock Exchange - XLON

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